Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2017 and 2016 and related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2017	2016
Revenues	100%	100%
Cost of revenues	74.5	75.7
Gross profit	25.5	24.3
Research and development expense	4.9	5.1
Marketing, general and administrative expense	4.8	5.2
Nishiwaki Fab restructuring and impairment cost (income), net	--	(0.1)
Operating profit	15.8	14.1
Interest expense, net	(0.6)	(0.9)
Other financing expense, net	(0.5)	(1.0)
Gain from acquisition, net	--	4.0
Other income (expense), net	(0.2)	0.7
Profit before tax	14.5	16.9
Income tax benefit (expense), net	7.2	(0.1)
Net profit	21.7	16.8
Net income attributable to the non-controlling interest	(0.3)	(0.4)
Net profit attributable to the company	21.4%	16.4%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Year ended December 31,
	2017	2016
Revenues	$1,387,310	$1,249,634
Cost of revenues	1,033,005	946,534
Gross profit	354,305	303,100
Research and development expense	67,664	63,134
Marketing, general and administrative expense	66,799	65,439
Nishiwaki Fab restructuring and impairment cost (income), net	--	(627)
Operating profit	219,842	175,154
Interest expense, net	(7,840)	(11,857)
Other financing expense, net	(7,607)	(12,492)
Gain from acquisition, net	--	50,471
Other income (expense), net	(2,627)	9,322
Profit before tax	201,768	210,598
Income tax benefit (expense), net	99,888	(1,432)
Net profit	301,656	209,166
Net income attributable to the non-controlling interest	(3,645)	(5,242)
Net profit attributable to the company	$298,011	$203,924

Year ended December 31, 2017 compared to year ended December 31, 2016

 Revenues. Revenues for the year ended December 31, 2017 increased to $1,387.3 million, as compared to $1,249.6 million for the year ended December 31, 2016. The increase in revenues of $137.7 million is mainly due to an increase in the volume of wafers shipments driven by higher customer demand to our products and higher utilization rates in our fabrication plants.

Cost of Revenues. Cost of revenues for the year ended December 31, 2017 amounted to $1,033.0 million as compared to $946.5 million for the year ended December 31, 2016. The $86.5 million increase in manufacturing cost is due to the increased volume of wafers manufactured and shipped, directly resulting in the incremental $137.7 million revenues, as described above.

Gross Profit. Gross profit for the year ended December 31, 2017 increased to $354.3 million as compared to $303.1 million for the year ended December 31, 2016. The $51.2 million increase in gross profit resulted directly from the increase of $137.7 million in revenues, partially offset by the increase in manufacturing cost of revenues, as described above.

Research and Development. Research and development expense for the year ended December 31, 2017, amounted to $67.7 million or 4.9% of revenue, as compared to $63.1 million or 5.1% of revenue recorded in the year ended December 31, 2016.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2017 amounted to $66.8 million or 4.8% of revenue, as compared to $65.4 million or 5.2% of revenue recorded in the year ended December 31, 2016.

Nishiwaki Fab Restructuring and Impairment Cost (Income), Net. Nishiwaki Fab restructuring and impairment cost (income), net, for the year ended December 31, 2016 which amounted to net income of $0.6 million is related to the 2014 cessation of operations of the Nishiwaki Fab in Japan.

Operating Profit. Operating profit for the year ended December 31, 2017 increased to $219.8 million as compared to $175.2 million for the year ended December 31, 2016. The $44.7 million increase in operating profit resulted mainly from the increased gross profit described above.

Interest Expense, Net. Interest expense, net of interest income for the year ended December 31, 2017 decreased to $7.8 million as compared to $11.9 million for the year ended December 31, 2016 mainly due to early repayment of banks’ loans during 2016 and the increased level of cash and cash equivalents and short term deposits.

Other Financing Expense, Net. Other financing expense, net for the year ended December 31, 2017 decreased to $7.6 million as compared to other financing expense, net of $12.5 million for the year ended December 31, 2016, mainly due to 2016 financing cost related to early repayment of banks’ loans executed during 2016.

Gain from Acquisition, Net. Gain from acquisition, net for the year ended December 31, 2016, was recorded following the acquisition of the San Antonio fabrication facility in the amount of $50.5 million, net. For more details, see note 3 to the financial statements for the year ended December 31, 2017.

Other Income (Expense), Net. Other expense, net for the year ended December 31, 2017 was $2.6 million as compared with other income of $9.3 million in the year ended December 31, 2016, mainly due to $6.0 million gain in 2016 resulted from an earn-out mechanism related to the San Antonio fab acquisition transaction, sales of machinery and equipment with $2.9 million higher capital gain in 2016 and an impairment of non-public equity investments at cost basis of $3.0 million in 2017.

Income Tax Benefit (Expense), Net. Income tax benefit, net for the year ended December 31, 2017 amounted to $99.9 million as compared to $1.4 million income tax expense, net in the year ended December 31, 2016. Income tax benefit, net for the year ended December 31, 2017 derived mainly from (i) $82 million income tax benefit resulted from the release of valuation allowance with regards to the net operating loss carryforward in the Israeli parent company (Tower Semiconductor Ltd), since we have concluded that it is more-likely-than-not that such deferred tax assets will be realized, (see note 19F to our annual consolidated financial statements for greater details) and (ii) $13 million income tax benefit resulted from the US Tax Cut and Jobs Act which has been signed into law in December 2017, following which, among others, we will have reduction in federal income tax rates from 35% to 21% (see Note 19E to our annual consolidated financial statements for greater details).

 Net Profit. Net profit for the year ended December 31, 2017 amounted to $298.0 million as compared to a net profit of $203.9 million for the year ended December 31, 2016. The increase in net profit in the amount of $94.1 million was mainly due to the increase of $44.7 million in operating profit described above and an increase of $101.3 million in income tax benefit, net, partially offset by $50.5 million net gain from the acquisition of the San Antonio facility during the year ended December 31, 2016, as described above.

Impact of Currency Fluctuations

The company currently operates in three different regions: Japan, the United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in New Israeli Shekels (“NIS”), USD, and JPY, revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in NIS, USD, and JPY. Therefore, the company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. During the year ended December 31, 2017, the USD depreciated against the NIS by 9.8%, as compared to 1.5% depreciation during the year ended December 31, 2016.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the company’s Israeli purchases and labor NIS denominated costs, which may lead to erosion in the profit margins. The company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the company executed swap hedging transactions to fully hedge the exposure to the fluctuation of USD against the NIS to the extent it relates to non-convertible Series G debentures which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations, as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate over the net profit margins, the company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range. During the year ended December 31, 2017, the USD depreciated against the JPY by 3.8%, as compared to 2.8% depreciation during the year ended December 31, 2016. The effect of USD depreciation on TPSCo’s assets and liabilities is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of December 31, 2017, we had an aggregate amount of $446.0 million in cash, cash equivalents and short term deposits, as compared to $389.4 million as of December 31, 2016. The main cash activities during the year ended December 31, 2017 included: $355.6 million positive cash flow generated from operating activities; $31.3 million proceeds received from exercise of warrants and options, net; $164.7 million invested in property and equipment, net of proceeds received from sales of equipment and investment grant received; $114.7 million invested in marketable securities, net; $50.3 million debt repaid; $4.4 million dividend paid to Panasonic by TPSCo and an impact of the JPY foreign exchange rate fluctuation in the amount of $3.7 million (which was mostly offset by a similar impact on the Japanese loans’ balance).

As of December 31, 2017, the outstanding principal amount of bank loans was $138.2 million, of which $49.6 million was presented as short term. As of such date, we had an aggregate principal amount of $193.3 million in debentures on our balance sheet, of which $58.3 million were presented as a current maturity. As of December 31, 2017, we had a carrying amount of $137.2 million of bank loans and $181.7 million of debentures in our balance sheet.

In February 2018, Well Fargo bank and Jazz Semiconductor, our U.S fully owned subsidiary, signed a 5-year extension of the existing credit line agreement, which has been originally set to mature in December 2018, under which Jazz will be able to drawdown up to $70 million through 2023. Any such drawdown will bear an interest rate ranging from Libor + 1.25% to Libor + 1.75%. As of December 31, 2017 and the date hereof, there were no loans drawn-down under this credit line.

Additional Information

The analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is derived from our consolidated financial statements as of December 31, 2017 and December 31, 2016 and related notes for the years then ended which were prepared in accordance with US GAAP. Our consolidated financial statements include TJT’s balance sheet as of December 31, 2017 and the results of operations from February 1, 2016 to December 31, 2017. For additional information regarding the acquisition, see Note 3 to our consolidated financial statements as of December 31, 2017. Information on our results of operations and financial condition for the periods under International Financial Reporting Standards (“IFRS”) is provided on a voluntary basis, including reconciliation from US GAAP to IFRS and provided in Note 21 to our consolidated financial statements as of December 31, 2017.